FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of   July 2004

Commission File Number: _000-13345

Caledonia Mining Corporation
(Translation of registrant's name into English)

Unit #9, 2145 Dunwin Drive

Mississauga

Ontario L5L 4L9

Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X___ Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No ___X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Caledonia Mining Corporation_
(Registrant)

By:_/s/  Chris Harvey_

Name:   Chris Harvey

Title:  Technical Director

Dated:   July 12, 2004

Exhibit Index

Exhibit

Description

0705

Press Release dated July 5, 2004

CALEDONIA MINING CORPORATION

NEWS RELEASE

APPOINTMENT OF CHIEF FINANCIAL OFFICER,

RESULTS of ANNUAL MEETING of SHAREHOLDERS

  5th July 2004, Immediate

Caledonia Mining Corporation (“Caledonia”) of Toronto (TSX: CAL and NASDAQ-OTCBB: CALVF) is pleased to announce the appointment of Michael D. Tombs, M.B.A., F.C.M.A. as Vice President Finance and Chief Financial Officer of the Corporation.

Mr. Tombs hold an MBA degree from Heriot-Watt University, Edinburgh, Scotland, and is a member of the Chartered Institute of Management Accountants.  He was involved in the manufacturing industry in the United Kingdom before moving to South Africa where he joined the mining division of Anglovaal. At Anglovaal he held a number of senior financial management positions, culminating in his appointment as General Manager: Finance and Administration of Avgold, the group’s focused gold mining and exploration company.

After a period running his own company consulting to both mining and non-mining operations in Southern and East Africa Mr. Tombs joined Caledonia in March 2004 as Financial Manager: Africa.  Mr. Tombs will be based in Caledonia’s Johannesburg office.

At the Annual Meeting of Shareholders held on June 24th 2004 all of the resolutions proposed were approved.  The slide presentation given by Mr. Stefan Hayden, Chairman, President and CEO is available on the Caledonia website at http://www.caledoniamining.com

For further information please contact Caledonia Mining Corporation:

S. E. Hayden	James Johnstone	Chris Harvey
Chairman, President and CEO	V-P Operations and COO	Technical Director
South Africa	Canada	Canada
Tel: (011-27-11) 447-2499	Tel: (1-905) 607-7543	Tel: (1-905) 607-7543
Fax: (011-27-11) 447-2554	Fax: (1-905) 607-9806	Fax: (1-905) 607-9806

Further information regarding Caledonia’s exploration activities and operations along with its latest financials may be found on the Corporation’s website http://www.caledoniamining.com